Exhibit 99.2

APPRAISAL REPORT

ON CERTAIN PROPERTIES

owned by

TRANSCOASTAL CORPORATION

As of

December 31, 2014

March 18, 2014

Andy Westmoreland, President

TransCoastal Corporation

4975 Voyager

Dallas, TX 75237

Dear Mr. Westmoreland,

At your request PeTech Enterprises, Inc. (“PEI”) has prepared an estimate of certain hydrocarbon reserves owned by TransCoastal Corporation (“TCC”) in the State of Texas as of December 31, 2014.

These estimates include only proved reserves and were prepared in accordance with the United States Securities and Exchange Commission (“SEC”) guidelines rule 4-10 Regulation S-X for evaluating and reporting oil and gas reserves. Rule 4-10 defines reserves as “…those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for estimation. ……..Reserves which can be produced through the application of improved recovery technique…..Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-months period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. A more complete description of the rule is attached as an Appendix.

Acceptable evaluation geological, engineering and accounting (cost, taxes, etc.) practice principles were utilized to reach the results of this evaluation. Results were based on historical oil, gas and water production information, geological maps, logs and offsetting lease analogies. The evaluation is based on information provided by the company. Data such as production rates, lease operating costs, ownership interests and projections for future activities were relied on to be true. In all cases PEI has reviewed the data to ensure reasonable values, consistency and dependability.

PRODUCTS PRICE     The twelve months unweighted average of first day of the month NYMEX prices for oil and gas were used in calculating the 2014 average price resulting in $4.35/MMBtu and $91.48/Bbl.

Oil and gas price differentials were provided by TCC and utilized in this evaluation. The average oil and gas prices were held constant throughout the economic life of the leases. It should be noted that gas production in Gray and Hutchinson counties is typically rich with natural gas liquids. As a result, natural gas prices were adjusted as needed to reflect the value of the liquids. The gas price reflects a combination of its heating content value and the value received for the natural liquids extracted. All based on 2014 monthly average revenue receipts as provided by the company.

OPERATING EXPENSES and CAPITAL COSTS Recurring lease operating expenses were provided by the company and accepted when seemed reasonable for the type of operation and area. Lease operating expenses were held constant throughout the life of the reserve. Operating expenses were based on a lease by lease basis. The company provided information regarding the necessary capital requirements to convert the non-producing and undeveloped reserves to developed and producing category. Reasonable timing for the various expenditures were discussed with the company and adjusted as needed. Future capital costs were held constant at the 2014 year level. The company provided assurances that all capital requirements will be met. A document to that effect is available.

OPERATIONS Production operations are mostly centered in Carson, Gray, Stephens and Hutchinson counties in Texas. The producing horizon is the Brown Dolomite but other potential producing horizons are the Strawn SS, Caddo LS, Marble Falls LS, Duffer LS and Mississippian LS. In some cases production requires compression to reduce the formations pressure to a low value. Typical well produces gas (rich in liquids) and oil at a low daily rates, and compression is needed to overcome line pressure. Infrastructure and efficiency are keys to successful operations. During the unusual cold winter months as experienced in the Texas Panhandle, production rates were negatively affected. Pipeline shut down and repairs also contributed to production disruptions, and were included in the forecasts.

Proved Developed Non-Producing are mostly wells that require re-work, wells that are either shut-in or have additional zones that are potentially productive.

Proved Undeveloped well locations are those that geological data when combined with the economic factors indicate potential for additional reserves. The company has provided PEI with lease maps as well as cross sections and logs to confirm this evaluation. During 2014 the company did not convert PUD wells to production.

Hedge values were not considered in this evaluation.

Note that oil and gas reserves as well as gross and net revenues are ESTIMATES that may change as additional production data becomes available. All estimates are subject to change due to the inherent uncertainty in the application of judgmental factors as well as regulatory environment.

PEI did not physically visit any of the fields, PEI accepted as true all ownership interests. PEI has not evaluated any potential environmental liability. PEI does not own economic interest in any of the company’s assets.

AS OF DEC 31, 2014	PROVED DEVELOPED				PROVED
	PRODUCING		NON PRODUCING		UNDEVELOPED
	OIL, MB	GAS, MMCF	OIL, MB	GAS, MMCF	OIL, MB	GAS, MMCF
GROSS RESERVES	597	3,005	3,469	4,937	3,948	4,436
NET RESERVES	484	2,204	2,866	4,143	3,222	3,788

Values of proved reserves in this report are expressed in terms of ESTIMATED future gross revenue, future net revenue, and present worth using a discount factor of 10%. Future gross revenue is the revenue which will accrue to the appraised interests from production and sale of the estimated net reserves. Net revenue is the gross revenue less production and ad valorem taxes, operating expenses and capital costs. Operating expenses include direct field expenses but exclude general administration costs. Federal income tax was not included in this analysis.

AS OF DEC 31 2014	PROVED DEVELOPED		PROVED	TOTAL
	PRODUCING	NON PROD	UNDEVELOPED
FUTURE GROSS INCOME, M$	67,529	302,622	333,883	704,034
PROD & ADVAL TAX, M$	5,071	22,084	21,198	48,353
OPERATING EXPENSE, M$	13,590	37,934	23,581	75,105
CAPITAL COST, M$	-	7,400	45,049	52,449
FUTURE NET REVENUE, M$	48,867	235,203	244,055	528,124
PRESENT VALUE AT 10%, M$	19,861	77,023	86,909	183,793

COMPARISON OF YEAR END 2014 RESERVES WITH YEAR END 2013 RESERVES

The Table below compares the results of the 2013 year end reserves results with the 2014 year end reserves. The largest variance to the reserves was the 2014 oil and gas production, two minor properties were sold in June 2014 accounting for a 4 MB reduction in PDP reserves. Overall, the Proved reserves have decreased by 19 MB (-0.2%) and by 467 MMCF (-4.6%).

	PDP		PDNP		PUD
	OIL	GAS	OIL	GAS	OIL	GAS
NET	MB	MMCF	MB	MMCF	MB	MMCF
DEC 31 2013	545	2,577	2,769	4,032	3,303	3,894
PRODUCTION 2014	(26)	(151)	-	-	-	-
CATEGORY TRANSFER	-	-	-	-	-	-
ADDITION	(4)	-	-	-	-	-
EFFECT OF PRICE	(0)	(59)	3	7	1	-
TOTAL	515	2,669	2,772	4,039	3,304	3,894
CHANGES IN RESERVES	(31)	(465)	94	104	(82)	(106)
DEC 31, 2014	484	2,204	2,866	4,143	3,222	3,788
CHANGES IN RESERVES, %	(5.9)	(17.4)	3.4	2.6	(2.5)	(2.7)

Submitted,

Amiel David, P.E. #50970

For PeTech Enterprises, Inc. Registration # F-15360

Attachments:

Cash flow by reserve category

One line summary

Value ranking

Plots for PDP wells

Qualifications - Amiel David